Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2009

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$(142)
Plus:
Interest included in expense(b)	5,090
One-third of rental expense(c)	72
Adjusted “earnings”	$5,020

Fixed charges:
Interest included in expense(b)	$5,090
Interest capitalized	12
One-third of rental expense(c)	72
Total fixed charges	$5,174

Ratio of earnings to fixed charges	0.97

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(1)